UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F      X            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):     X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                            No     X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Announcement of Dissolution of a Subsidiary

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By :	/s/ Masahiko Goto

Masahiko Goto
President and Representative Director
Date: July 31, 2007

     For immediate release
July 31, 2007
Company name: Makita Corporation
Representative: Masahiko Goto, President
Code number: 6586
Announcement of Dissolution of a Subsidiary
     At a meeting of the board of directors held today it was decided to dissolve Makita (Shanghai) Trading Co., Ltd. (“MST”) of which is a wholly owned subsidiary of Makita Corporation (“Makita”).
     As a result, Makita has 46 subsidiaries (42 overseas subsidiaries) and two domestic companies which is the equity method basis*.
1.	Reasons for dissolution
     MST was established in March 2001 with the purpose of exporting or importing products, parts and materials to and from China, but its business has been transferred to the two production companies, in Kunshan, Jiangsu, Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd., since April, 2007. Makita expect to complete this transfer in September of this year. Subsequent to this, MST will have no further function and hence is to be dissolved.
2.	Summary of the dissolved subsidiary (as of June 30, 2007)

Company Name	Makita (Shanghai) Trading Co., Ltd.
Address	Block A, 70 Fu Te Dong Yi Road, Waigaoqiao Free Trade Zone, Shanghai 200131
Establishment	March 21, 2001
Representative	Kazuya Nakamura
Capital	17 million RMB
Employees	18
Makita Ownership	100%
3.	Dissolution schedule
     It is anticipated that liquidation to be completed by the end of March 2008.
4.	Outlook
     The impact on consolidated and non-consolidated results for the year ending March 31, 2008 will be insignificant.
* The number of consolidated domestic subsidiaries and the number of equity-method subsidiaries each increased by two as of May 15, 2007 because Fuji Robin Industries Ltd. became a subsidiary. As of August 1, 2007, Fuji Robin will be renamed as Makita Numazu Corporation.